Exhibit (d)(18)(iv)

AXA PREMIER VIP TRUST

AMENDMENT NO. 2

SECOND AMENDED AND RESTATED

INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 2 to the Second Amended and Restated Investment Advisory Agreement dated as of March 13, 2009 (“Amendment No. 2”), between AXA Equitable Life Insurance Company, a New York corporation (“AXA Equitable” or “Manager”) and Pacific Investment Management Company LLC, a Delaware limited liability company (the “Adviser”).

WHEREAS, AXA Equitable and the Adviser have entered into a Second Amended and Restated Investment Advisory Agreement, dated as of July 31, 2006, as amended (“Agreement”) on behalf of the AXA Premier VIP Trust (“Trust”); and

WHEREAS, AXA Equitable and the Adviser desire to modify the Agreement to reflect a change in name of the Multimanager High Yield Portfolio.

NOW, THEREFORE, AXA Equitable and Adviser agree to modify the Agreement as follows:

1. Name Change. Effective May 1, 2009, the name of the Multimanager High Yield Portfolio is changed to the Multimanager Multi-Sector Bond Portfolio.

2. Appendix A. Appendix A to the Agreement setting forth the Portfolios of the Trust for which the Adviser is appointed as the investment adviser and the fee payable to the Adviser with respect to each Portfolio is hereby replaced in its entirety by Appendix A attached hereto.

3. Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 2 as of the date first set forth above.

AXA EQUITABLE LIFE INSURANCE COMPANY		PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Steven M. Joenk	By:	/s/ Brent L. Holden
	Steven M. Joenk Senior Vice President		Name: Brent L. Holden Title: Managing Director

APPENDIX A

TO

INVESTMENT ADVISORY AGREEMENT

WITH

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

Should Aggregate Assets (as defined below) be at $3 billion or above, the following fee schedule shall apply to the following Fund:

Fund	Annual Advisory Fee Rate**
Multimanager Core Bond Portfolio* Multimanager Multi-Sector Bond Portfolio* (together, the “Total Return Portfolios”)	0.25% of the PIMCO Allocated Portion’s average daily net assets up to and including $1 billion; and 0.225 of the PIMCO Allocated Portion’s average daily net assets above $1 billion.

Should such Aggregate Assets fall below $3 billion, the following fee schedule shall apply to the following Fund:

Fund	Annual Advisory Fee Rate**
Multimanager Core Bond Portfolio* Multimanager Multi-Sector Bond Portfolio* (together, the “Total Return Portfolios”)	0.25% of the PIMCO Allocated Portion’s average daily net assets.

“Aggregate Assets” shall mean assets managed by Adviser, on behalf of the Manager, in all sub advised, non-pooled accounts, excluding assets held in PIMCO Funds Variable Insurance Trust, PIMCO Funds or private pooled funds such as PIMCO Absolute Return Strategy Offshore Fund Ltd. and PIMCO Global Credit Opportunity Offshore Fund Ltd.

*	Fee to be paid with respect to each Fund shall be based only on the portion of the Total Return Portfolios’ average daily net assets advised by the Adviser, which may be referred to as the “PIMCO Allocated Portion.”

**	The daily advisory fee for each PIMCO Allocated Portion is calculated by multiplying the aggregate net assets of the PIMCO Allocated Portion at the close of the immediately preceding business day by the applicable annual Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year.